FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated April 22, 2002 announcing STMicroelectronics' First Quarter Revenues and Earnings.

(STMICROELECTRONICS)(STM) STMicroelectronics Reports 2002 First Quarter Revenues and Earnings

-   First quarter revenues total $1.36 billion.
- First quarter gross profit and gross margin were $452 million and 33.4%, respectively.

    ST ranked world's 3rd largest semiconductor company in 2001 by Gartner/Dataquest, up from the 6th position in 2000.

    GENEVA--(BUSINESS WIRE)--April 22, 2002--STMicroelectronics (NYSE:
STM)

    STMicroelectronics (NYSE: STM) today reported financial results for the first quarter ended March 30, 2002.

    First Quarter 2002 Results

    Net revenues for the first quarter were $1,355.2 million, within the range of the guidance the Company provided in its year-end 2001 earnings release issued on January 22, 2002. This represented a 6.4% sequential decline from the $1,447.9 million reported in the 2001 fourth quarter, and was well below the $1,921.1 million of last year's first quarter. Revenues from differentiated products were $952.5 million, accounting for 70.3% of net revenues for the period.
    Gross profit was $452.0 million, a modest sequential decline from the prior quarter's $459.5 million, and a decrease of 47% from the $855.8 million reported in the first quarter of 2001. Gross margin was 33.4%, 170 basis points above the 31.7% of the 2001 fourth quarter, an improvement over our guidance issued in January 2002, but below the 44.5% reported in the comparable year-ago period.
    Pasquale Pistorio, President and Chief Executive Officer, commented, "As anticipated, the sequential decline in net revenues from the 2001 fourth quarter was primarily attributable to seasonal factors as well as pricing pressures resulting from industrywide overcapacity. Order flow accelerated significantly in the last month of the quarter, during which time we also experienced a degree of price stabilization that benefited memory and other product families".
    Mr. Pistorio continued, "We were very pleased by the level of operating leverage that was achieved in the period, illustrated by a sequential gross profit decline of only 1.6% on a 6.4% decrease in revenues compared to the fourth quarter of 2001. This better-than-expected performance resulted from significant yield improvements and higher overall fab utilization rates. Importantly, the expansion in gross margin was achieved without an increase in inventories."
    Operating income was $60.3 million, compared to the prior quarter's $70.6 million and year-ago quarter's $412.3 million. Net income equaled $32.9 million for the 2002 first quarter compared to $45.0 million in the 2001 fourth quarter, and $340.8 million in the first quarter of 2001. Earnings per diluted share were $0.04, compared to $0.05 in the 2001 fourth quarter, and $0.38 in the comparable year-ago period.
    The following tables provide additional detail on 2002 first quarter net revenues:

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

    Q1 2002 Revenue Breakdown By Application

                                     Amount
                             (Millions USD$)          % of Net Revenue
                             ---------------          ----------------
Automotive                       $168.5                    12.4%
Consumer                          290.1                    21.4%
Computer                          327.9                    24.2%
Telecom                           396.7                    29.3%
Industrial & Other                172.0                    12.7%

    Sequential revenue gains were achieved by automotive and consumer, which were up 5.2% and 2.2%, respectively, from fourth quarter 2001 levels. Telecom posted a sequential decline of 19.8% to which contributed some inventory realignment based on revised forecasts for the year by certain of our customers. Computer and industrial & others, which includes smart cards, declined 2.1% and 1.2%, respectively.


    Q1 2002 Geographic Revenue Breakdown

    By Customers' Region of Origin

                                     Amount
                              (Millions USD$)        % of Net Revenue
                             ----------------        ----------------
Europe                           $575.0                    42.4%
North America                     465.8                    34.4%
Japan                              89.4                     6.6%
Asia/Pac                          181.5                    13.4%
Emerging Markets                   43.5                     3.2%


    By Location of Order Shipment

                                     Amount
                              (Millions USD$)        % of Net Revenue
                             ---------------         ----------------
Europe                           $401.1                    29.6%
North America                     200.5                    14.8%
Japan                              45.1                     3.3%
Asia/Pac                          593.4                    43.8%
Emerging Markets                  115.1                     8.5%

    The geographic distribution of sales reflected the continued migration of industry wide manufacturing to the Asia/Pac region.


    Q1 2002 Revenue Breakdown by Product Family

                                     Amount
                              (Millions USD$)        % of Net Revenue
                             ----------------        ----------------
Differentiated Products          $952.5                    70.3%
Standard & Commodities             78.3                     5.8%

Micro & Memories                  170.9                    12.6%
Discretes                         153.4                    11.3%

    Discretes showed a modest 1% sequential revenue increase due to a slight firming of prices. Also, both Differentiated Products and Standard and Commodities posted sequential revenue performance better than that of the Company as a whole, registering revenue declines of 5.9% and 3.3%, respectively. Micro and Memories' 15.8% sequential decline was primarily attributable to increasing price erosion from fourth quarter 2001 levels.


    Q1 2002 Revenue Breakdown By Product Group:

                                     Amount
                              (Millions USD$)        % of Net Revenue
                              ---------------        ----------------
TPA                              $656.2                    48.4%
DSG                               218.4                    16.1%
MPG                               235.1                    17.3%
CMG                               224.0                    16.5%
OTHER                              21.5                     1.6%


    CMG (Consumer & Microcontroller Groups) gained 5.6% on a sequential basis reflecting the strength of its market position in set-top boxes and better DVD sales. DSG (Discrete & Standard Products Group) and Other were basically flat with the fourth quarter 2001. TPA (Telecom and Peripherals/Automotive Groups) was down 8% sequentially, and MPG (Memory Products Group) declined 16.8% sequentially for reasons discussed earlier.
    In the 2002 first quarter, research and development expenses increased modestly to $223.7 million compared with $220.8 million in the fourth quarter of 2001, but decreased from the $272.1 million in the comparable year-ago period. R&D costs represented 16.5% of revenues in the 2002 first quarter compared with 15.2% of revenues in the 2001 fourth quarter, and 14.2% of revenues in the first quarter of 2001.
    Selling, general and administrative expenses were $141.5 million for the 2002 first quarter compared to $140.3 million in the prior quarter, and $176.8 million in the similar year-ago period. As a percentage of net revenues, SG&A expenses were 10.4% compared to 9.7% in the fourth quarter of 2001, and 9.2% in the 2001 first quarter.
    In the first quarter of 2002, the Company incurred charges of $9.6 million primarily associated with the previously announced closing of its Rancho Bernardo and Ottawa fabs. Other income and expenses totaled $16.9 million, primarily reflecting start-up costs of almost $30 million related to ST's new 8" wafer fab in Singapore and the expansion at Catania M5.
    "In the first quarter, ST continued to tightly control discretionary spending while maintaining programs that will fuel the Company's future growth. In the aggregate, SG&A and R&D costs totaled $365.2 million, virtually flat on a sequential basis and 18.7% below first quarter 2001 levels. At the same time, ST continued to fund its core R&D programs, 12" wafer projects and the expansion of our leading-edge technology capacity," Mr. Pistorio said.
    At March 30, 2002, ST had cash and cash equivalents and marketable securities of $2.44 billion and long-term debt of $2.77 billion (84% of which consisted of convertible debt). Shareholders' equity was $6.13 billion. Capital expenditures were $270.1 million in the 2002 first quarter, above the $137 million reported for the fourth quarter of 2001, and significantly below the $729.6 million reported for the year-ago first quarter.
    Summarizing ST's first quarter 2002 performance, Mr. Pistorio commented, "We are encouraged by our ability to post financial results that met and/or exceeded the guidance we provided in mid-January of this year. ST's leadership positions in key product categories and targeted applications, combined with the efficiency of our global manufacturing machine, enabled the Company to leverage its infrastructure to benefit profitability."

    Outlook

    Looking ahead, Mr. Pistorio said "Based upon available backlog information and current order rate trends, we believe that ST's revenues bottomed-out in the 2002 first quarter, and that the Company is positioned to post double-digit sequential revenue growth of approximately 10% in the 2002 second quarter. Importantly, this projected revenue gain is expected to reflect strengthened demand from virtually all of our end-markets, which would significantly increase companywide fab utilization rates. Within this scenario, ST's ability to leverage its infrastructure could add 200 to 300 basis points to gross margin in the second quarter as compared with first quarter levels. Such performance," Mr. Pistorio continued, "could affect second quarter earnings to an even greater extent, reflecting the benefits of ST's reduced cost structure."
    "Over a longer term horizon, we believe that ST enjoys a very favorable competitive position in those targeted applications which are likely to lead the market recovery in unit growth. Thus, while global economic and business conditions remain the key variables affecting semiconductor industry performance, we believe that ST will continue to gain market share in the markets we serve," Mr. Pistorio noted.

    Summary of Recent Transactions and Developments

    - On February 14, 2002, ST strengthened its position in the DSL sector, announcing the acquisition of the intellectual property and products of Tioga Technologies for Digital Subscriber Line (xDSL) chipsets.

    - Also on February 14, 2002, ST and Alcatel announced a new co-operation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of the agreement, Alcatel is transferring to ST its team of mobile phone integrated circuit designers. ST will get access to the know-how and intellectual property developed by this group and related to GSM/GPRS.

    - On March 5, 2002, STMicroelectronics, Royal Philips Electronics and Taiwan Semiconductor Manufacturing Company Ltd. announced that the three companies reached an agreement to jointly develop breakthrough technology in Crolles, France based on a new advanced 90-nm (0.09-micron) CMOS process, which includes the development of CMOS processes to the next technology node at 65-nm and beyond.

    - At the Company's Annual General Meeting held on March 27, 2002, shareholders approved all the proposed resolutions, including:

        - The re-appointment of the current Supervisory Board members - Messrs Dullieux, Dunn, Gallo, Gavois, Noblanc, Ovi, Steve, de Waard and White - for a three-year term.
        - The re-appointment of Mr. Pasquale Pistorio to a three-year term as ST's President and Chief Executive Officer.
        - The distribution of a cash dividend of $0.04 per share, consistent with the prior year's cash dividend payment. Effective April 22, 2002, STMicroelectronics shares were quoted ex dividend on all markets on which they are listed (New York, Paris and Milan). For holders of shares listed on the NYSE, the record date for the distribution of dividends will be April 24, 2002, and payment date will be April 29, 2002
        - Following the Shareholders' Meeting, the Supervisory Board which also met on March 27, 2002 decided to appoint:
            (a) Mr. Bruno Steve as its Chairman
            (b) Mr. Jean-Pierre Noblanc as its Vice Chairman

    - On April 12, 2002, it was announced that Motorola is to join ST and Philips to develop advanced process technologies at the 300mm wafer Crolles2 site, significantly enhancing the strength of the existing R&D alliance.

    - On April 15, 2002, ST and Alcatel announced the signing of an agreement for ST's acquisition of Euro 350 million-revenue Alcatel Microelectronics. As part of the Euro 390 million cash transaction, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that will also be made available to the open market. The new agreement also calls for STMicroelectronics to become a preferred supplier of Alcatel, thus expanding their long-standing strategic alliance. Simultaneously, ST announced that it had signed an agreement with Idaho-based AMIS for the latter to purchase the just acquired mixed-signal business activities of Alcatel Microelectronics from ST. This second transaction covers Alcatel Microelectronics' mixed-signal ASIC business and development groups, including two Alcatel Microelectronics fabrication facilities located in Oudenaarde, Belgium, approximately 1,000 employees and the associated process technologies.

    - Based upon 2001 revenues, STMicroelectronics was ranked the world's 3rd largest semiconductor company by Gartner-Dataquest, moving up significantly from its ranking as 6th largest in 2000. The Company was also ranked no.3 and no.2 respectively by industry analysts IC Insights and iSuppli.


    Products, Technology and Design Wins

    During the first quarter of 2002, ST continued to reinforce its capabilities as a world leading System-on-Chip (SoC) provider and an enabler of convergence. In addition to launching innovative new products and further strengthening its expertise in key markets via agreements with important partners in communications and digital consumer, ST released details of two cooperations that position the Company at the forefront of CMOS technology development.
    The Joint Development Agreement between ST, Philips and TSMC, the world's largest semiconductor foundry, for the development of advanced 90nm (0.09-micron) CMOS process technology will give ST customers early access to an industry-leading process and design platform that is quickly transferable to high-volume production. This was complemented by a subsequent announcement that Motorola would join ST and Philips in an alliance that has three of the world's top ten chip manufacturers cooperating on the development of advanced CMOS processes up to the 32nm node.
    In the field of digital consumer, ST signed a five-year agreement with Thomson Multimedia to cooperate in the development of SoCs for DVD, digital TV and digital set-top boxes. In addition, ST released details of a new front-end DVD chip that was developed in cooperation with Thomson Multimedia and allows ST to offer the world's most highly integrated solution for DVD players.
    In the digital TV arena, ST introduced a new hardware and software platform that bridges the gap between conventional analog TV and the forthcoming digital TV technology. Also during the quarter, ST signed an agreement with Philips to develop solutions for applying Multimedia Home Platform (MHP) technology in set-top boxes and digital TV sets. Important design wins were achieved in Europe (Katek GmbH and Grundig UK) for satellite and terrestrial TV applications of the OMEGA digital set-top box decoder family.
    In the communications sector, the two agreements signed with Alcatel, coupled with the acquisition of the xDSL (Digital Subscriber Line) product range and IP of Tioga Technologies, not only immediately makes ST the world leader in the ADSL (Asymmetric DSL) chipset market but also strongly reinforces ST's design and IP resources in both wireless and wireline communications. For the emerging VDSL (Very-high-data rate DSL) market, ST, together with four other companies, announced the Discrete Multi-Tone (DMT) VDSL initiative, which has the goal of producing interoperable DMT-based semiconductors to meet international standards for broadband VDSL. ST also announced the creation of a new Division to address the market for wireless infrastructure equipment.
    In the field of mobile multimedia, ST was one of the first companies to join the recently formed Open Mobile Alliance (OMA), which has been created to support interoperability and standardization in new services for 2.5 and 3G mobile communications. In addition, ST signed a letter of intent with Imagination Technologies for the co-development of a mobile multimedia entertainment platform.
    In the computer peripheral arena, ST continued to make major progress in printers, mass storage and LCD monitors. Printer design wins included a new combo motor driver for inkjet applications and a complex chipset for POS (Point-of-Sale) terminals, which promises to be a growing opportunity. Design wins in the data storage field included a preamplifier, a power IC in BCD6 technology and an SoC device for a high-value desktop drive.
    The market for LCD monitors is expected to overtake the traditional CRT monitor market by 2006. During the quarter, ST achieved significant design wins for its LCD display engine ICs at Samsung, LG, Benq and AOC, the world's four biggest manufacturers of LCD monitors, placing it in a strong position to achieve leadership in one of the industry's fastest growing markets.
    In the automotive field, ST introduced a chipset for digital car radio tuning system, based on a powerful dual 24-bit DSP platform. This will start production in Q4 2002 for a major Japanese OEM. In the key powertrain segment, ST achieved a new design win at a German automotive customer for a controller realized in 0.18-micron technology with embedded Flash memory. Also in the audio/automotive area, ST announced that it is developing a second-generation DDX digital audio amplifier chipset.
    In the area of Flash memory, ST introduced new 32-Mbit and 64-Mbit Flash devices built with 0.15-micron technology and aimed primarily at digital consumer applications. In the field of smart cards, ST qualified and started the production ramp-up of a device designed with Schlumberger for secure PC access control.
    Some of the above statements that are not historical facts, including without limitation certain statements made in the paragraph entitled "outlook" are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular, in addition to the factors described above, other important factors that could cause actual results to differ materially from the expectations of the Company or its management include the following:

    (i) business and economic conditions and trends in the semiconductor and end-user markets as well as in the various geographic regions;
   (ii) excess manufacturing capacity in the semiconductor industry;
  (iii) possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism;
   (iv) changes in order patterns from key customers, and reduced end-user purchases relative to expectations;
    (v) competitive factors such as the timely development of new products as well as new design and process technologies in line with customer requirements;
   (vi) pricing pressures;
  (vii) excess or obsolete inventory.

    Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Annual Report on Form 20-F for the year ended December 31, 2000, which was filed with the SEC on May 15, 2001, and in particular, the factors listed on page 3 of such Form 20-F, could materially affect the Company.

    Conference Call Information

    Management of STMicroelectronics will conduct a conference on April 23rd, 2002, at 10 a.m. Eastern Time (U.S. ET), 4 p.m. Central Europe Time (CET), to discuss operating performance for the first quarter of 2002. A broadcast of the conference call will be available live on the Internet at: www.vcall.com. The broadcast will be available until May 3rd, 2002.

    About STMicroelectronics

    STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivaled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence trends. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information can be found at www.st.com.


STMicroelectronics N.V.
Consolidated Statement of Income
(in millions of U.S. dollars, except per share data ($))

                                              Three Months Ended
                                        ------------------------------
                                          Mar. 30,            Mar. 31,
                                           2002                2001
                                        ----------          ----------
Net sales                                 1,346.0             1,906.0
Other revenues                                9.2                15.1
NET REVENUES                              1,355.2             1,921.1
Cost of sales                              (903.2)           (1,065.3)
GROSS PROFIT                                452.0               855.8
Selling, general & administrative          (141.5)             (176.8)
Research & development                     (223.7)             (272.1)
Other income and expenses                   (16.9)                5.4
Impairment and restructuring charges         (9.6)                0.0
Total Operating Expenses                   (391.7)             (443.5)
OPERATING INCOME                             60.3               412.3
Net interest income (expense)               (15.4)                3.1
Equity in earnings of joint ventures         (3.9)                0.0
INCOME BEFORE INCOME
TAXES AND MINORITY INTERESTS                 41.0               415.4
Income tax expense                           (7.6)              (74.2)
INCOME BEFORE MINORITY INTERESTS             33.4               341.2
Minority interests                           (0.5)               (0.4)
NET INCOME                                   32.9               340.8

EARNINGS PER SHARE (BASIC)                   0.04                0.38
EARNINGS PER SHARE (DILUTED)                 0.04                0.38

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE                  897.5               951.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEET

As at                                     March 30,           Dec. 31,

In millions of U.S. dollars                 2002               2001
                                         (Unaudited)         (Audited)
                                        ------------        ----------
ASSETS
Current assets:
Cash and cash equivalents                 1,234.3             2,438.8
Marketable securities                     1,203.8                 5.4
Trade accounts and notes receivable         941.6               902.4
Inventories                                 712.2               742.5
Other receivables and assets                513.1               468.5
                                        ---------            --------
Total current assets                      4,605.0             4,557.6

Goodwill, net                                66.5                63.0
Other intangible assets, net                156.1               149.6
Property, plant and equipment, net        5,692.5             5,888.2
Investments and other non-current assets    134.7               139.1
                                        ---------            --------
                                          6,049.8             6,239.9
Total assets                             10,654.8            10,797.5
                                        ---------            --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                              32.6                32.8

Current portion of long-term debt            98.6                96.5
Trade accounts and notes payable            745.2               936.1
Other payables and accrued liabilities      419.9               409.5
Accrued and deferred income tax             194.6               212.4
                                        ---------            --------
Total current liabilities                 1,490.9             1,687.3

Long-term debt                            2,770.7             2,771.5
Reserves for pension
 and termination indemnities                119.6               115.8
Other non-current liabilities               111.8               112.2
                                        ---------            --------
                                          3,002.1             2,999.5
Total liabilities                         4,493.0             4,686.8
Commitment and contingencies
Minority interests                           36.5                36.0
Common Stock                              1,142.4             1,142.4
Capital surplus                           1,837.0             1,836.0
Accumulated result                        4,231.5             4,198.6
Accumulated other comprehensive loss       -852.3              -869.0
Treasury stock                             -233.3              -233.3
                                       ----------           ---------
Shareholders' equity                      6,125.3             6,074.7
                                       ----------           ---------
Total liabilities
 and shareholders' equity                10,654.8            10,797.5
                                       ----------           ---------

STMicroelectronics N.V.
Selected Consolidated Financial Data

(In millions of U.S. dollars)


Consolidated Balance Sheet Data           Mar. 30,           Dec. 31,
(End of period)                           2002               2001
                                          --------           --------
Cash, cash equivalents
 and marketable securities                2,438.1             2,444.2
Working capital                             807.2               555.4
Total assets                             10,654.8            10,797.5
Short-term debt (including
 current portion of long-term debt)         131.2               129.3
Long-term debt
 (excluding current portion)              2,770.7             2,771.5
Shareholders' equity                      6,125.3             6,074.7


Consolidated Operating Data               Mar. 30,           Mar. 31,
(Three months ended)                      2002               2001
                                          -------            --------
Payment for
 purchases of tangible assets               270.1               729.6
Net cash from operating activities          309.5               788.6
Net operating cash flow                      14.1               (11.2)
Depreciation and amortization               319.6               332.4


    CONTACT: STMicroelectronics
             Investor Relations Europe:
             Benoit de Leusse, +33.4.50.40.24.30
             Fax: +33.4.50.40.25.80
              or
             Investor Relations USA:
             Stan March, 212/821-8939
             Fax: 212/821-8923
              or
             Media Relations Europe:
             Maria Grazia Prestini, +33.4.50.40.25.32
             Fax: +33.4.50.40.25.40
              or
             Media Relations USA:
             Michael Markowitz, 212/821-8959
             Fax: 212/821-8922

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer